UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 30, 2025 titled “Changes in Board Composition”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: April 30, 2025

Adecoagro Announces Changes in Board Composition

LUXEMBOURG, April 30, 2025/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America announces changes to its Board of Directors following the acquisition of a 70% stake in the Company by Tether Investments S.A. de C.V.

As part of this transition, Mrs. Ana Cristina Russo, Mr. Guillaume van der Linden, Mr. Alan Leland Boyce, Mr. Andres Velasco Brañes and Mr. Plinio Musetti have tendered their resignations from the Board. The remaining Board members have resolved to appoint five new directors to fill the vacancies, effective immediately, which will be confirmed and submitted for approval in the next General Shareholders' Meeting on June 6, 2025. The newly appointed Board members are Mr. Juan José Sartori Piñeyro, Mr. Christian De Prati, Mr. Andres Larriera, Mr. Kyril Robert Leonid Louis-Dreyfus, and Mr. Oscar Alejandro León Bentancor. The newly appointed members will join the current members of the Board, resulting in the following composition of the Board of Directors:

•Juan José Sartori Piñeyro
•Mariano Bosch
•Christian De Prati
•Andres Larriera
•Kyril Robert Leonid Louis-Dreyfus
•Oscar Alejandro León Bentancor
•Manuela Vaz Artigas
•Ivo Andrés Sarjanovic
•Daniel González

“I want to sincerely thank the departing members for their dedication and invaluable contributions to Adecoagro’s journey over the years,” said Mariano Bosch, Co-Founder and Chief Executive Officer of Adecoagro. “Their work has helped shape the great company we are today. I am equally excited to welcome the new Board members, whose diverse experience and fresh perspectives will help us build on our momentum. With Tether’s support, we are well-positioned to continue expanding our culture and work and creating long-term value for all our stakeholders.”

Newly appointed Executive Chairman of the Board, Juan Sartori, added “I would like to thank the management team for all the hard work in making this transaction happen and receiving Tether as a new shareholder, supporter and custodian of this great company. I would also like to express my appreciation to the outgoing Board members for their years of service and impact. Adecoagro has an exceptional track record operating in the food and renewable energy segments, and we are excited to support the next chapter of its growth. We look forward to enhancing the Company’s core segments, exploring new opportunities, and reinforcing its commitment to disciplined capital allocation and sustainable development.”

Following these changes, Adecoagro’s Board of Directors will remain composed of nine members and organized in the following Committees: Strategy Committee, Risk & Commercial Committee, ESG Committee, Talent & Compensation Committee and Audit Committee. The latter will be comprised of Mrs. Manuela Vaz Artigas, Mr. Ivo Andrés Sarjanovic and Mr. Oscar Alejandro León Bentancor.

Biographies

Juan José Sartori Piñeyro. Mr. Sartori is the Chairman and founder of Union Group International Holdings, a privately owned investment and private equity management firm with significant strategic Latin American interests. These cover the agricultural, energy, forestry, infrastructure and real estate sectors. Mr. Sartori established Union Group in 2007. Since its incorporation, Union Group and its subsidiaries have performed numerous transactions growing its portfolio of businesses of private and public companies. Mr. Sartori is the co-owner of Sunderland A.F.C, Vice-President of AS Monaco Football Club and Board member of the European Club Association and of the Professional Football League (LFP) in France. Mr. Sartori was elected and served as Senator of the Uruguayan Parliament for the legislative period going from February 15, 2020 to February 15, 2025. Mr. Sartori received a Bachelor Degree in Business and Economics from École des Hautes Études Commerciales de Lausanne.

Christian De Prati. Dr. De Prati has a degree in political economy and a doctorate in economics from the University of Zurich, Switzerland. His activities include corporate governance, investment banking, real estate and philanthropy. Currently he is member of the Board of Directors and member of Audit & Risk Committee of Rothschild & Co. Bank AG. Moreover he is member of the Board of Advisors of Center for Innovation and Sustainability in Business. Dr. De Prati was a member of the Board of Directors of Sterling Strategic Value, Channel Plus AG, Peach Property Group, Lastminute.com and Cornèr Bank Group. Previously he served as CEO and Country Head Switzerland at Bank of America Merrill Lynch. Dr. De Prati was named Young Global Leader by the World Economic Forum.

Andres Larriera. Mr. Larriera is Managing Director of Aldwych Advisors, a London-based strategic advisory firm he founded in 2019, providing commercial and operational support for acquisitions and corporate transformations. He also serves on the Boards of Flow Management Industries UK (the Group’s parent company) and six UK sub-holding companies, roles he has held since 2020. Mr. Larriera formerly held several executive leadership roles at Hitachi from 2009 to 2017, including serving on Hitachi Europe Executive Committee as Head of the Smart Cities Energy Business Group, from 2012 to 2017. During his tenure at Hitachi, he founded the Smart Grid Venture in 2010 and subsequently established and led the expansion of the Smart Cities Energy business from 2012. He worked closely with the EU, as well as the governments of the UK and Japan, to unlock strategic investments in smart energy systems through pioneering UK client engagements. He was also part of the founding management team at Hitachi Consulting UK from 2006 to 2009, where he played a key role in launching consulting operations and driving fee revenue growth across the UK, Belgium and Japan. From 2003 to 2006, he served as Director of Operations and Practice Lead at The Evaluation Partnership (TEP), later acquired by Tetra Tech Coffey (NASDAQ: TTEK), where he built a successful policy evaluation and strategy practice, and held principal operational responsibility for EMEA—primarily serving the European Commission and other regional clients. Earlier in his career, Mr Larriera was a Management Consultant at Accenture across Argentina, Mexico and Spain, and formerly he worked at the Ministry of Finance of Argentina. He holds a Licentiate in Business Administration from the Universidad de Buenos Aires, an MSc in Public Policy from the London School of Economics, and completed an Executive Management Program at Wharton. He is a Chevening Scholar and holds dual Argentine and British citizenship.

Kyril Robert Leonid Louis-Dreyfus. Mr. Louis Dreyfus is a descendant of the founder of the Louis Dreyfus Group, where a family foundation remains the controlling shareholder of the Louis Dreyfus Group and Louis Dreyfus Company. After completing his studies in Switzerland, he co-founded Bia Sports Group, a sports investment platform that owns Sunderland AFC and the rights to the FIM World Supercross Championship. He is also the Founder of Narion Holding AG, a Swiss-based holding company with a diversified portfolio across private equity, real estate, and venture capital.

Oscar Alberto Leon Bentancor. Mr. León is a seasoned Certified Public Accountant (CPA) with over 30 years of experience in financial management, project finance, and risk analysis. He has worked extensively across diverse industries, including agriculture, mining, and hydropower, providing strategic financial leadership to public companies. His expertise includes US/Canadian GAAP, IFRS, SEC/TSX reporting, and regulatory compliance. As a Chief Financial Officer and Board Member for multiple organizations, including ICC Labs, Biomind Labs, SX Global United Ltd., Union Agriculture Group and Union Group Ventures, he has successfully overseen financial operations, corporate strategy, and risk management initiatives. His leadership in project finance and cost control has driven financial success in multinational settings. Mr. Leon’s educational background includes CPA certification from Universidad de la República Oriental de Uruguay, advanced training from Harvard University, and executive environmental management studies at Universidad ORT Uruguay.

Manuela Vaz Artigas. Mrs. Artigas is an independent board member of LWSA, Pague Menos SA, Solar Coca Cola and Banco BMG, where she participates and leads a series of committees. In these companies, she has worked on strategy, organization, restructuring, IPO and M&A matters. Her previous roles include CEO of Calila Investimentos, board member of JCC and Sistema Jangadeiro and partner of McKinsey & Company. Mrs. Artigas holds a degree in Economics from Unicamp with an MBA from the Anderson Business School at the University of California Los Angeles, where she graduated as a member of the

Anderson Business Society and received the Fred Weston Excellence Finance Award. Mrs. Artigas is a Brazilian citizen.

Ivo Andrés Sarjanovic. Mr. Sarjanovic has been a member of the Company’s Board of Directors since 2018. Mr. Sarjanovic is also currently serving as non-executive Board member of Sucafina S.A and Minerva Foods. Further, Mr. Sarjanovic is a a lecturer at the University of Geneva’s Master in Commodities program, and at Universidad Di Tella’s Master of Finances program and is an Associated Fellow at the Erasmus Commodity & Trade Centre in Rotterdam. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Previously, Mr. Sarjanovic served for more than 25 years at Cargill International, where he commenced his career as trader in the Grain and Oilseeds business. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off the sugar business of Cargill in 2014, creating Alvean Sugar SL, a joint venture with Copersucar, Brazil. Between 2007 and 2011, he was also the Africa and Middle East General Manager of Agriculture at Cargill. While in Cargill he also held the position of Vice-president and Global Trading Manager of Oilseeds in Geneva between 2000 and 2011, coordinating worldwide trading and crushing activities. Mr. Sarjanovic holds a B.A. in Economic Sciences, with a major in Accounting, from the National University of Rosario, Argentina and a Master’s in Economics from Universidad Francisco Marroquin, in Spain. Additionally, he completed executive studies at IMD in Lausanne, Oxford University and Harvard Business School. Mr. Sarjanovic is an Argentine, Italian and Swiss citizen.

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s Board of Directors since 2014. He currently serves as the Vice Minister of Energy and Mining of Argentina. Before this current role, Mr. Gonzalez served as the Executive Director of IDEA (Instituto para el Desarrollo Empresarial Argentino), a not-for-profit business council in Argentina. Previously, Mr. Gonzalez was the Chief Executive Officer of YPF Sociedad Anónima, Argentina’s largest corporation, from 2018 to 2020, where he previously served as Chief Financial Officer from 2012 to 2018. He served for 14 years at the investment banking division of Merrill Lynch & Co in Buenos Aires and New York, where he held the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. Mr. González is an Argentinean citizen.

Mariano Bosch. Mr Bosch is a co-founder of Adecoagro. Since the beginning he has been our CEO and is also a member of the Company’s Board of Directors. In 1995 he founded and was the CEO of BLS Agribusiness, an agricultural consulting, technical management, and administration company. He has a degree in Agricultural Engineering from the University of Buenos Aires and has over 25 years of experience in agribusiness development. He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. Mariano was distinguished by Endeavor as Entrepreneur of the Year (2019) and received the Konex award for Businessman of the Year in 2018. Mr. Bosch is an Argentinean citizen.

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.

For questions please contact:

Victoria Cabello
IR Officer
Email:
Email: ir@adecoagro.com